UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                             Global Payments Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 37940X 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           Antonio Molestina, Esq.
               Senior Vice President and Deputy General Counsel
                      Canadian Imperial Bank of Commerce
                         245 Park Avenue, 42nd Floor
                              New York, NY 10167
                                (917) 332-4307

                                   Copy to:

                              Lee Meyerson, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 11, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.37940X 10 2                  13D                   Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Canadian Imperial Bank of Commerce

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     SC (See Item 3 of Initial Schedule 13D)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian Imperial Bank of Commerce is a bank organized under the Bank Act (Canada)

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         6,000,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         6,000,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,000,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D                                                Page 3 of 5 Pages

Item 1.  Security and Issuer

          This Amendment No. 4 is filed by Canadian Imperial Bank of Commerce ("CIBC"). Capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Schedule 13D filed on March 30, 2001 by CIBC (the "Initial Schedule 13D"), as amended and supplemented. This Amendment No. 4 hereby amends and supplements the Initial Schedule 13D, Amendment No. 1 thereto filed on June 13, 2001 by CIBC, Amendment No. 2 thereto filed on October 6, 2003 by CIBC and Amendment No. 3 thereto filed on May 5, 2004 by CIBC. All items or responses not described herein remain as previously reported in the Initial Schedule 13D, as amended by Amendments Nos. 1, 2 and 3 thereto.

Item 4.  Purpose of Transaction

          On May 11, 2004, (i) Global Payments Inc. ("GPI"), (ii) CIBC Investments Limited, a wholly-owned subsidiary of CIBC, (iii) Citibank, N.A., and (iv) the several underwriters for whom Citigroup Global Markets Inc. and CIBC World Markets Corp. are acting as representatives, entered into an underwriting agreement (the "Underwriting Agreement"). Pursuant to the Underwriting Agreement, CIBC agreed to sell to a syndicate of underwriters 2,327,755 shares of GPI Common Stock that CIBC beneficially owns at a price of $42.48 per share.

          In addition, on May 11, 2004, CIBC Investments Limited entered into a zero-cost collar arrangement with Citibank, N.A. which is intended to confine CIBC Investments Limited's economic exposure to changes in the price of the remaining 6,000,000 shares of GPI Common Stock it beneficially owns to a specified range that surrounds the per share public offering price of the underwritten offering, less the underwriting discount, described above. In this arrangement, CIBC Investments Limited entered into a series of five options with Citibank, N.A whereby CIBC Investments Limited will forego increases in the price of the GPI Common Stock above the top of the range, while protecting itself against decreases below the range. The options will settle over five quarters beginning in March 2006 (subject to early termination at the option of CIBC Investments Limited) and the strike prices of the put rights of the selling shareholder will range from $41.59 to $43.54 and the strike prices of the call rights of Citibank, N.A. will range from $45.84 to $47.79. The option transactions may be settled, at the option of CIBC Investments Limited, by delivery of shares of GPI Common Stock, by cash payments or by a combination of the two methods. The terms of the scheduled expiration dates, the strike prices for the option transactions and other terms are set forth in a master terms and conditions for collar transactions (the "Master Terms and Conditions for Collar Transactions") and related supplemental confirmations (together with the Master Terms and Conditions for Collar Transactions, the "Derivative Agreements").

          In order to secure the performance of the obligations of CIBC Investments Limited under the Derivative Agreements, CIBC Investments Limited and Citibank, N.A. have also entered into a master pledge agreement dated May 11, 2004 (the "Pledge Agreement"), pursuant to which CIBC Investments Limited will deliver collateral to secure all of its obligations to Citibank, N.A. under the Pledge Agreement and the Derivatives Agreements. To further secure CIBC Investments Limited's obligations under the Derivative Agreements, CIBC and Citibank, N.A., have entered into a guaranty dated May 11, 2004 (the "Guaranty") whereby CIBC agreed to guarantee all payment or delivery obligations of CIBC Investments Limited to Citibank, N.A. (and each of its branches wherever located) and each subsidiary or affiliate of Citibank, N.A.

          A copy of the Underwriting Agreement, the Master Terms and Conditions for Collar Transactions and the related supplemental confirmations, the Pledge Agreement and the Guaranty are attached hereto as Exhibits 6, 7, 8 and 9, respectively, and are incorporated herein by reference.

Schedule 13D                                                Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer

          After completion of the underwritten offering, CIBC will beneficially own 6,000,000 shares of GPI Common Stock (representing approximately 15.8% of the outstanding shares of GPI Common Stock). All 6,000,000 of the remaining shares of GPI Common Stock that CIBC beneficially owns will be pledged to an affiliate of Citigroup Global Markets
Inc. pursuant to the Pledge Agreement. CIBC has the sole power to vote and dispose of such shares, subject to certain restrictions described in Item 6 of the Initial Schedule 13D and, with respect to the shares pledged pursuant to the Pledge Agreement, the terms of such agreement. To the extent that the option transactions are settled by physical delivery of shares of GPI Common Stock by CIBC to an affiliate of Citigroup Global Markets Inc. rather than by cash settlement, the number of shares of GPI Common Stock beneficially owned by CIBC will be reduced accordingly.

          CIBC Investments Limited is required by the Derivative Agreements to pay to Citibank, N.A. any dividends it receives on the shares of GPN Common Stock which are covered by the Derivative Agreements.

          See also Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

          See Item 4 above.

Item 7.   Material to be Filed as Exhibits

          The exhibit list set forth in the Initial Schedule 13D is amended by adding the following:

          Exhibit:

          6. Underwriting Agreement dated as of May 11, 2004, among Global Payments Inc., CIBC Investments Limited, Citigroup Global Markets Inc. and CIBC World Markets Corp., as representatives of the several underwriters, and Citibank, N.A.

          7. Master Terms and Conditions for Collar Transactions dated as of May 11, 2004, between Citibank, N.A. and CIBC Investments Limited and the related supplemental confirmations

          8. Master Pledge Agreement dated as of May 11, 2004, between Citibank, N.A. and CIBC Investments Limited

          9. Guaranty dated as of May 11, 2004, by Canadian Imperial Bank of Commerce in favor of Citibank N.A. (and each of its branches wherever located) and each subsidiary or affiliate of Citibank N.A.

Schedule 13D                                                Page 5 of 5 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     CANADIAN IMPERIAL BANK OF COMMERCE


                                     /s/ Antonio Molestina
                                     --------------------------------
                                     Name: Antonio Molestina
                                     Title: Senior Vice President and
                                              Deputy General Counsel


Date: May 14, 2004